 Exhibit (p)(10)

CODE OF ETHICS
Substantially Revised December 2021
I.	GENERAL STANDARD OF CONDUCT AND STATEMENT OF PURPOSE
Bluestone Capital Management, LLC (“Bluestone” or the “Firm”) is an investment adviser registered with the U.S. Securities and Exchange Commission. As a registered investment adviser, BLUESTONE must meet the standard of care of a fiduciary, putting its clients’ interests first and its own interests second (other than its reasonable and lawful business interests in connection with earning legitimate fees pursuant to its investment management agreements with its investors and clients).
This Code of Ethics is being adopted by Bluestone in recognition of the fact that it has a duty to place the interests of investors and clients first, as well as to conduct its affairs in accordance with decency and respect for the public and for its stakeholders, including its employees and officers. The general purpose of this Code of Ethics is to foster high principles of commercial honor and just and equitable principles of trade.
II.	DISCLOSURE TO INVESTORS AND CLIENTS
The Firm must, on Form ADV Part 2, describe this code of ethics and state that it will provide a copy of this code to any client or prospective client on request.
III.	DEFINITIONS
For Purposes of this Code of Ethics:
A.	"Access Person" shall mean all officers and employees.

B.	“Client” shall mean those natural persons or legal entities for whom the Firm serves as investment adviser or investment manager.

C.	“Compliance Officer” shall mean the chief compliance officer of the Firm as stated in the Firm’s written compliance manual or similar document.

D.	“Employee” means an employee of the Firm or of any affiliate.

E.	“Ethics Officer” shall mean the ethics officer of the Firm.

F.	“Private Fund” shall mean any hedge fund or pooled investment vehicle for which the Firm provides investment advisory or investment management services.

G.	"Investment Person" shall mean any officer or employee of the Firm who makes or executes decisions regarding the purchase or sale of securities for a client's portfolio.

H.	“Investor" shall mean any investor in any Private Fund.

I.	“Officer” shall mean an officer of the Firm or of any affiliate.

IV.	PROHIBITED PRACTICES; POLICIES

1.	Investment Related
It is the Firm's policy that the personal securities transactions and other activities of Access Persons and Investment Persons be effected or conducted in a manner that is consistent with this Code of Ethics and in such a manner as to avoid any actual or likely conflict of interest or any abuse of an individual's position of trust and responsibility. Management intends that this Code of Ethics conform to the Firm’s policies and procedures regarding "insider trading" and "front running" with respect to Client securities transactions – activities that are expressly prohibited. Further, Access Persons and Investment Persons must not take inappropriate advantage of their positions with respect to Clients for which the Firm provides investment advisory services. Such persons should avoid any situation that might compromise, or call into question, their exercise of fully independent judgment in the interest of Clients and Investors. In furtherance of the Statement of Purpose set forth in Section I, the following policies pertain:
A. Initial Public Offerings. No Access Person or Investment Person shall purchase or cause to be purchased, for his or her own account or the account of a spouse or a family member residing with him or her, any security during the initial public offering of such security without the prior approval of the Compliance Officer, other than securities indicated in Section VI, below.
B. Private Placements. No Access Person or Investment Person shall, for his or her own account or the account of a spouse or any family member residing with him or her, purchase any security in a private placement transaction unless the purchase has been approved in writing and in advance by the Compliance Officer. In considering whether to approve any such transaction, the Compliance Officer shall take into account, among other factors, whether the investment opportunity should be reserved for a Client and whether the opportunity is being offered to an individual by virtue of his or her position with the Firm or any affiliates. Any Investment Person who has been authorized to acquire securities in a private placement shall disclose that investment to the Compliance Officer before he or she takes part in a subsequent consideration of any Private Fund's investment in that issuer, and the decision to include securities of such issuer in a Private Fund shall be subject to independent review by the Compliance Officer.
C. Trading When Client or Private Fund Orders Pending. No Access Person may effect an order to trade for his or her personal account if the Chief Investment Officer or his designee believes doing so presents a serious conflict of interest between.
Note: The Chief Investment Officer may impose a holding period of up to 90 days on any positions purchased for a personal account if in his view such is warranted under the circumstances.
D. Board Memberships. No Access Person or Investment Person shall serve on the board of directors of a publicly traded company absent prior authorization of the Compliance Officer and the Chief Executive Officer, who shall have made a determination (which shall be documented) that board service would not be inconsistent with the interests of Clients or Investment Companies.
E. Restricted Lists and Personal Trading. No Access Person or Investment Person may effect a securities trade for his or her own account or the account of a spouse or any family member residing in his or her residence if the issuer company is on any restricted list established by the Firm.
F. Substantial Ownership of Issuer Securities. Any Access Person or Investment Person who owns, beneficially, as much as 5% of any public company’s voting securities and who is required to file a Form 13D with the Securities and Exchange Commission must, at the time of such filing, provide a copy of such 13D to both the Compliance Offer and Ethics Officer.
G. Trade Approvals. All personal trading (other than in mutual funds and US government securities) must be approved by the Chief Executive Officer or the Chief Compliance Officer. Issuers whose names are on any restricted list may not be traded until such time as they are removed from the list and an appropriate cleansing period has elapsed (generally, issuers on the restricted list are on the list because the firm has material nonpublic information about such issuers).

If emailing your trade request, to assist in documenting trade approvals please also copy any requests to bshevland@bluestonecm.com or dmcclean@bluestonecm.com.
H. Senior Accounts. Personnel responsible for the accounts of older persons should be diligent as to the suitability and risk details associated with those accounts. The following resources should be consulted by firm supervisors: https://www.sec.gov/files/how-the-sec-works-to-protect-senior-investors.pdf and https://www.investor.gov/additional-resources/information/seniors.
2.	EMPLOYMENT MATTERS, INVESTMENT COMPANY ACT REQUIREMENTS, AND OTHER MATTERS
A. Discrimination. No employee or officer of the Firm may discriminate against any employee or prospective employee on the basis of ethnicity, age, physical appearance (e.g., color), race, religious commitment or affiliation, national origin, or sexual orientation.
B. Sexual Harassment. No employee or officer may sexually harass any other employee or officer.
C. Bribery. It is illegal to bribe government officials, whether those government officials are domestic or foreign. As for foreign bribery, the Foreign Corrupt Practices Act imposes severe sanctions on firms and their employees who have been found guilty of bribing foreign officials. Bribery includes giving or offering money, gifts, credit or favors in exchange for some desired action on the part of the government official (quid pro quo). Bribery is a violation of this code of conduct and may lead to dismissal or other firm sanctions.
D. Coercion. No employee or officer may coerce another employee or officer to violate Firm policies, procedures or federal, state, or international law.
E. Threats. No employee or officer may make threats of bodily harm against another employee or officer.
F. Reprisal and Retaliation. No employee or officer may threaten or execute any financial reprisal, including termination, against another employee or officer solely in connection with his or her reasonable attempt to carry out the Firm’s policies, procedures or this Code of Ethics.
G. Abusive or Humiliating Language. No employee or officer may use abusive or humiliating language toward another employee or officer.
H. Whistleblowing. Whistle-blowing is: (1) the voluntary release of nonpublic information, (2) as a moral protest, (3) by a member or former member of an organization outside the normal channels of communication (4) to an appropriate audience about illegal and/or immoral conduct in the organization or conduct in the organization that is opposed in some significant way to the public interest or public good. It is a serious undertaking, and should be thought through appropriately, as employees have various duties of loyalty and confidentiality to their employers, as well as a moral obligation to address serious legal and moral issues through proper channels within an organization. Generally, blowing the whistle is a last resort, after all internal attempts at rectification have failed.

Blowing the whistle is something that can be done only by a member of an organization. It is not whistle- blowing when a witness to a crime notifies the police and testifies in court. It is also not whistle-blowing for a reporter who uncovers some illegal practice in a corporation to expose it in print. Both the witness and the reporter have incriminating information, but they are under no obligation that prevents them from making it public. The situation is different for employees who become aware of illegal or immoral conduct in their own organization because they have an obligation to their employer that would be violated by public disclosure. Whistleblowing, therefore, is an action that takes place within an organization. The difference is due to the fact that an employee is expected to work only as directed, to go through channels, and, more generally, to act in all matters for the well-being of the organization. Also, the information involved is typically obtained by an employee in the course of his or her employment as a part of the job. Such information is usually regarded as confidential so that an employee has an obligation not to reveal it, especially to the detriment of the employer. To “go public” with information that is damaging to the organization is generally viewed as violating a number of obligations that an employee has as a member of the organization.
There must be actual information. Merely to dissent publicly with an employer is not in itself blowing the whistle; whistle-blowing necessarily involves the release of nonpublic information. The whistleblower is bringing to the attention of outside parties something they do not know, or whose significance they have not grasped because it has been kept secret. A distinction can be made between blowing the whistle and sounding the alarm. Instead of revealing new facts, as whistle-blowers do, dissenters who take a public stand in opposition to an organization to which they belong can be viewed as trying to arouse public concern, to get people alarmed about facts that are already known rather than to tell them something they do not know.
The information is generally evidence of some significant kind of misconduct on the part of an organization or some of its members. The term “whistle-blowing” is usually reserved for matters of substantial importance. However, merely exposing incompetent or self-serving management or leaking information to influence the course of events is not commonly counted as whistleblowing. Lacking in these kinds of cases is a serious wrong that could be averted or rectified by whistle-blowing.
The firm may not retaliate against any employee who blows the whistle. No employee or officer may threaten or execute any financial reprisal, including termination, against another employee for blowing the whistle in a manner consistent with that employee’s duty of loyalty and confidentiality. Employees are urged to consult with the Chief Compliance Officer or Ethics Committee if there is concern regarding the ethics or legality of any practice or action on the part of any person in the Firm. Employees may wish to consult with their own legal counsel if they are considering blowing the whistle.
The SEC has established the Office of Whistleblower. For more information, including legal protections for whistleblowers, go to: https://www.sec.gov/whistleblower.

V.	INVESTMENT-RELATED COMPLIANCE PROCEDURES
In order to effectuate and monitor the foregoing policies and prohibitions, all Access Persons and Investment Persons are required to comply with the following procedures:
A. Notification of Trading Accounts. All Access Persons and Investment Persons must notify the Compliance Officer, during the course of the year, of the existence of all securities or commodities brokerage, investment or dealing accounts opened/open, and in which he or she has a beneficial interest (whether the account is in his or her name or in the name of an entity he or she controls, or whether the account is in the name of a family member residing with him or her or such other person holding the account assets in legal or de facto custody on his or her behalf).
B. Personal Business Arrangements. All Access Persons and Investment Persons must notify the Chief Compliance Officer of the names of all companies for which the Access Person or Investment Person serves as officer, or as employee, or with which he or she has a remunerative contractual relationship, or for which he or she serves as a member of the board of directors or trustees, or for which his or her services may reasonably be assumed to direct the company’s management.
C. Access to Client Transactions. The Investment Persons of the Firm shall provide the Ethics Officer or his designee(s) access to a daily summary of transactions entered by, on behalf of, or with respect to Client or Private Fund accounts (this requirement may be satisfied using an automated trading system to which the Ethics Officer has full access (Read Only).
D. Reports of Personal Trades
(a) Duplicate Confirmation Requirement. Access Persons and Investment Persons must instruct all brokers or dealers with which a securities or commodities account is maintained, and in which the Access Person or Investment Person has beneficial interest, to send, within 10 days of receipt of this Code of Ethics, duplicate confirmations of all transactions in those accounts to the Chief Compliance Officer. The duplicate confirmations may be sent in hard copy or electronically.
(b) Quarterly Reports. For any securities or commodities transactions for which duplicate confirmations are not sent to the Chief Compliance Officer as contemplated in (a), above, Access Persons and Investment Persons must disclose, on the form appended thereto as Exhibit A, a list of such transactions, which form must be delivered to the Chief Compliance Officer within 30 days after the end of the quarter in which the transactions were effected. The CCO may request PDF copies of brokerage statements to be delivered quarterly, to reduce paper files and to facilitate compliance reviews.
(c) Annual Reports. Annually, all Access Persons and Investment Persons must provide to the Compliance Officer a statement including all securities and commodities holdings. This requirement may be met by providing a copy of the year-end broker or dealer account statement. If not all securities or commodities holdings are held in a broker or dealer account, the Access Person or Investment Person must supply a list of his or her holdings separately. The CCO may request PDF copies of brokerage statements to be delivered, to reduce paper files and to facilitate compliance reviews.
(d) Insider Trading Prohibited. No Access Person or Investment Person shall trade on any material, nonpublic information, as defined and discussed in the Firm’s written compliance manual(s), by whatever title or form.

(e) Acknowledgment of Code of Ethics. At the time of employment and annually each Access Person and Investment Person shall certify to the Firm, via e-mail or other written communication to the Ethics Officer, that he/she has read and understands this Code of Ethics and recognizes that he/she is subject to it and that he/she has complied with its requirements. Each new employee must also provide such certification.
(f) Statement of Securities Holdings. Annually, all Access Persons and Investment Persons must provide to the Compliance Officer a statement including all securities and commodities holdings. This requirement may be satisfied pursuant to “D” above assuming all such holdings are held in brokerage accounts which forward the requisite information to the Compliance Officer.
(g) New Employees. New employees who are Access Persons must provide to the Compliance Officer a statement including all securities holdings without delay. Preferably, this statement will be provided within 10 days of employment.
(h) Overlap with Other Policies and Procedures. The requirements of the above sections shall be deemed to be complied with by any Access Person or Investment Person who complies with substantially similar requirements contained in the Firm’s written compliance manuals or policies, by whatever title or form.
VI.	REPORTING EXEMPTIONS
The following transactions shall be exempted from the above quarterly and year-end reporting requirements:
A. The purchase or sale of U.S. government securities, money market instruments, and mutual funds (unless the Firm or an affiliate is an adviser or principal underwrite to such mutual funds);
B. Purchases which are (I) part of an automatic dividend reinvestment plan or which (ii) involve no investment decision by the purchaser (employees will be required to demonstrate that actual investment decisions are made by others);
C. Transactions in blind trusts.
VII.	ETHICS COMMITTEE and ETHICS OFFICER
The Firm has not yet established an ethics committee. The Firm’s Ethics Officer is the Chief Compliance Officer.
VIII.	HANDLING ETHICAL CONFLICTS OR ISSUES
Employees and Officers should discuss any ethical conflicts or issues as may arise with the Ethics Officer unless such conflict or issue involves the Ethics Officer, in which case he or she should discuss the conflict or issue with another member of the Ethics Committee. Such conflicts or issues need not be limited to investment-related activities, but any area of operation or activity within the Firm, including alleged:

•	Sexual harassment
•	Discrimination or hostility on the basis of gender, race, color, ethnicity, religion, age, national origin or sexual orientation
•	Violations of Firm policies or procedures
•	Violations of federal or state law
•	Coercion of employees in an effort to violate Firm policies, procedures or federal or state law
•	Threats of bodily harm or financial reprisal or retaliation
•	Abusive or humiliating language
•	Termination or threatened termination in retaliation for whistle-blowing or anticipated whistle-blowing
Officers and employees may make “hot line” calls or provide anonymous information to the Ethics Officer regarding alleged violations of this Code of Ethics. The Ethics Officer must handle and dispose of such calls or “tips” in a timely manner, and may consult with outside counsel or other professionals of his choosing if he believes such consultations are necessary, under the direction of the COO and contemporaneous notification of the Chief Executive Officer. The Ethics Officer must take due care not to disclose to outside counsel, or any other person without a need to know, any confidential information while seeking such consultations.
Employees and Officers may request confidentiality of the Ethics Officer or other member of the Ethics Committee, such that he or she as the source of the report of such conflict or issue involving another employee will not be made known to others. The request to keep the name of the reporting employee confidential will be granted unless otherwise advised by legal counsel or where it is necessary to provide evidence of a violation of this Code of Ethics. In handling conflicts or issues, the Ethics Officer or Ethics Committee will consider all facts and circumstances relevant to the conflict or issue to the fullest extent possible. Threats to or coercion of the Ethics Officer and/or any member of the Ethics Committee, in connection with the reasonable and lawful discharge of their duties, by any officer or principal shall constitute a violation of this Code of Ethics. The Ethics Officer, in consultation with the Chief Compliance Officer (if a separate person), may place a record of such threats or coercion in the regulatory files of the Firm, detailing the facts and circumstance, which may be reviewed by the Securities and Exchange Commission upon examination. Removal or destruction of such record shall constitute a violation of this Code of Ethics.
IX.	INVESTMENT COMPANY ACT CONSIDERATIONS
Most of the requirements imposed by the Investment Company Act (“ICA”) per Rule 17j-1 thereunder as regards codes of ethics are the same as those imposed under the Investment Advisers Act (Rule 204A-1). That said, the following should be noted:

Rule 17j-1 Requirements
No report is required under Rule 17j-1 under the ICA to the extent that the report would duplicate information required under the Advisers Act. The information in initial and annual holdings reports must be current as of a date no more than 45 days prior to the individual’s becoming and access person. Quarterly transactions reports are due no later than 30 days after the close of the quarter. Quarterly transaction reports need not be submitted with respect to transactions effected by an automatic investment plan. The term “access person” includes and advisory person of a fund or its investment adviser; and directors, officers and general partners are presumed to be access persons if the firm’s primary business is investment advisory.
X.   SANCTIONS
Upon a determination that a violation of this Code of Ethics has occurred, whether violations of the enumerated provisions or the general principles outlined in Section I, the Firm, acting through the Ethics Committee, may recommend to the Chief Executive Officer such sanctions as it deems appropriate, including, among other things:
a fine of not less than $250;
a letter of censure; suspension;
termination of the employment of the violator;
or reporting to proper authorities.
The Chief Executive Officer will, in support of the preceding, impose such sanctions as are appropriate in a deliberate and measured manner, and will seek to limit sanctions to counsel or pre-approval rather than to employ harsher alternatives. To the fullest extent possible, sanctions will remain confidential between the officers and the employee, unless it is not practicable or prudent to maintain such confidentiality, or where such confidentiality would violate federal or state laws or place the Firm in other legal jeopardy. In such cases where confidentiality cannot be maintained, only those persons with a need to know the details of the complaint will be made aware of the complaint. No member of the Ethics Committee may discuss any vote concerning sanctions with any other officer or employee, except as may be required by the Chief Executive Officer or, if the Chief Executive Officer is the subject of such vote, the Members of the Firm acting pursuant to their own governance mechanisms (e.g., board of directors or supervisory committee).
The Ethics Officer must make and keep detailed reports of all complaints, meetings of the Ethics Committee, and actions taken. In certain cases, such reports will be maintained pursuant to attorney- client privilege and not made available to other persons outside of the Firm.

Changes in this Revision:

•	This revision contains a change in the personal trade approval request process. No other changes.
•	Investment Company Act Requirements
•	Senior Accounts
•	Personal trade reporting procedure